January 8, 2020

Alexander G. Babey
Chief Executive Officer
Mid-Southern Bancorp, Inc.
300 North Water Street
Salem, Indiana 47167

       Re: Mid-Southern Bancorp, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 22, 2019
           File No. 001-38491

Dear Mr. Babey:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance